

April 20, 2012

<u>Via e-mail</u>
Dr. Johnny R. Thomas
Chief Executive Officer
Blue Earth, Inc.
2298 Horizon Ridge Parkway
Suite 205
Henderson, Nevada 89052

      Re: Blue Earth, Inc.
              Form 10-K for the fiscal year ended December 31, 2011
              Filed April 16, 2012
              Form 10-K for the fiscal year ended December 31, 2010
              Filed March 31, 2011
              Form 8-K dated January 22, 2010
              File No. 333-148346

Dear Dr. Thomas:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Martin James

                        Martin James
                        Senior Assistant Chief Accountant